

MAIL STOP 4561

October 5, 2007

Eddy W. Hartenstein, Chief Executive Officer
HD Partners Acquisition Corporation
2601 Ocean Park Blvd., Suite 320
Santa Monica, CA 90405

Re: **HD Partners Acquisition Corporation**
        Amendment No. 1 to Schedule 14A
        Filed September 11, 2007
        File No. 001-32890

Dear Mr. Hartenstein,

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Proposals

What vote is required in order to approve the Asset Acquisition Proposal, page 4

1.   We note your response to prior comments 5 and 6. Please tell us how officers,
        directors, or affiliates who purchase shares after the record date will be able to
        vote those shares in connection with the proposed merger. We note disclosure in
        the Notice of Special Meeting indicating that only stockholders who hold their
        shares on the record date will be entitled to vote at the Special Meeting.

2.   Please revise to clarify if HDP, its officer, directors, or affiliates are able to purchase shares in privately negotiated transactions from shareholders who have already submitted their proxy materials or cast votes. If so, please discuss the effect such purchases would have on proxies and votes already submitted and conversion demands already made.

3.   Prior comment 6 requested that you advise us of the intentions of HDP, its officers, directors, or affiliates to purchase your shares after the proxies are mailed. Please revise to clarify whether these persons have a current intention to make such purchases.

Stock Ownership, page 19

4.   In the footnotes here and later in the document discussing beneficial ownership, please disclose the amount of shares which constitute those issuable upon exercise of warrants.

5.   In the footnotes here and later in the document, please disclose the natural person that controls the voting and disposition of the shares owned by entities that are not natural persons or advise.

Selected Historical Financial Information

HD Partners Acquisition Corporation, page 26

6.   Within your selected financial data for HD Partners Acquisition Corporation, please revise to include the statement of operations for the twelve months ended December 31, 2006. Also, for comparative purposes, the corresponding interim period for the six months ended June 30, 2006.

Background of the Asset Acquisition, page 54

7.   We note your response to comment 21. Please revise further to disclose the time frame associated with discussions and the size of those target companies relative to the Association.

8.   We note your response to comment 22 and the additional disclosure on page 59. Please revise to identify the "publicly traded race track operators" that you used in your comparable companies analysis. Please revise to clarify how you determined the listed companies were comparable to the assets you are purchasing. Explain how you arrived at the multiple of 11 times EBITDA. For example, did you simply take the average of EBITDA of the listed companies?

9.   Please revise to elaborate on the "precedent acquisition multiples" and the "discounted cash flow analysis" referenced in the second paragraph on page 59.

Identify the party that prepared the multiples and analysis. Also, revise to quantify the analysis used by the Board and presented to the Association.

10.   Refer to the second and third paragraphs on page 61. Please revise to clarify why the Board engaged Duff and Phelps to render a fairness opinion when the Board had previously engaged Morgan Joseph to render financial advisory services related to the transaction. It is not clear why you did not ask Morgan Joseph to provide the fairness opinion.

11.   We note that the report provided by Morgan Joseph is dated May 24, 2007. Please revise to describe the report, when it was delivered to the board, and how the board used the report. In addition, please provide the disclosure required by Item 1015(b) of Regulation M-A with respect to the Morgan Joseph report. Refer to Item 14(b)(6) of Schedule 14A.

12.   We note your response to comment 25. The worksheet referenced shows your calculation of the amount of funds in the trust account and not your net asset value, specifically. Please revise to clarify if that means you are using the terms net asset value and net trust funds synonymously.

HDP's Reasons for the Asset Acquisition and Recommendation of the HDP Board, page 63

13.   We note your response to comment 26 and the additional disclosure indicating that the board did not quantify any of the factors it considered. Please revise to elaborate on the factors listed. Discuss how the board concluded that the Association has the potential for growth in revenues and improved operating margins. Also, explain the "valuation of comparable companies" if you relied on one other than that provided by Duff and Phelps.

14.   We note your response to comment 28. We reissue the prior comment. Your paragraph on page 64 does not provide enough detail about any negative factors that were considered. In order to provide balanced disclosure, please revise to elaborate on all negative factors considered by the board.

Opinion of Duff and Phelps, page 64

Discounted Cash Flow Analysis, page 67

15.   We note your response to comment 44 and are not able to locate the projected free cash flows that were used in the analysis. Please revise to disclose the specific forecasts and estimates that were provided by HDP management and disclose the basis for such figures.

16.   We note your response to comment 45. Please revise further to clarify why the discount rate of 11 to 12 percent reflects the relative risk and the expected rates of return.

Selected Public Company Analysis, page 68

17.   We note your response to comment 46 and the table on page 69 disclosing the enterprise values of the comparable companies and their multiples. Please also include a row to highlight the value of the target and the multiple used to arrive at the enterprise value of the target so that investors can see a direct comparison between the target and the comparable companies.

Employment and Consulting Agreements, page 98

18.   We note the disclosure that carries over to page 99 that if the company terminates Mr. Compton's employment then it is obligated to enter into a consulting agreement with him. Please revise to discuss the material terms of such consulting agreement.

19.   We note your response to comment 49 that the Association will retain assets and have continued business operations. We also note that as part of the purchase, you will receive the headquarters and employ the president of the Association. Please describe to us in more detail the assets and operations that will be retained by the Association. Please tell us the portion of the Association's total assets prior to the proposed transaction that the Association will retain and quantify the value of those assets. Also, describe the business operations it will conduct following the transaction and identify the person that will control the Association following Mr. Compton's employment by you.

Certain Relationships and Related Party Transactions, page 119

20.   On page 120 we note that "certain of our officers and directors, or their designees" have purchased your warrants directly from you. Since this has already occurred, please revise to identify the parties that have made those purchases.

Management's Discussion and Analysis of Financial Condition and Results of Operations of HDP, page 153

21.   We note your response to comment 58 and disclosure indicating that you will have a balance of $0 for liquidation/dissolution. Please revise to clarify how you will be able to fund a liquidation/dissolution if you are not able to consummate a business combination.

Financial Statements and Notes

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

(4) Pro Forma Adjustments, pages 168 – 170

22.	We have read your response to comment 64. You have modified your calculation on the value of HDP common stock to using 10 days before and 10 days after the transaction announcement. Paragraph 4 of EITF 99-12 states that a reasonable period of time is intended to be very short, such as a few days before and after the transaction is agreed to and announced. Clarify to us if a material difference exists between the time frame used in the guidance and your use of 10 days before and after, and if so, please revise accordingly.

Purchase Accounting Adjustment, pages 171 – 172

23.	We have read your response to comment 66. We acknowledge that the Association will continue as a separate operating company. Our comment was directed towards your consideration of including the historical financial statements of the carved out professional drag racing business through the date of acquisition in your subsequent Form 10-K. Since HDP is the accounting acquirer and is succeeding to substantially all of the purchased business, and the operations prior to succession are insignificant, it would appear the carved out business would be considered the predecessor. Please advise.

* * * *

	You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Douglas S. Ellenoff
        Fax No. 212 370 7889